Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

CASH DIVIDEND PAYMENT

The shareholders of Grupo Financiero Galicia S.A. (the “Company”) are hereby notified that, on May 2, 2022, the board of directors of the Company, in accordance with what was decided at the Company’s shareholders’ meeting held on April 26, 2022, has agreed to pay cash dividends on May 9, 2022 (or such other date as required by the applicable law of the jurisdictions in which the shares are listed) in the amount of Ps. 11,000,000,000.00, or Ps. 7.45918423726055 per share (each such share having a face value of Ps. 1.00) and is equivalent to 745.9184% of the Company´s outstanding capital stock according to the Company’s December 31, 2021 financial statements.

The Company will deduct from this payment of cash dividends the amount paid by the Company in respect of certain Personal Asset Tax, in accordance with the terms set by the unnumbered article incorporated below article 25 of Law 23,966, incorporated by Law No. 25,585 (as amended), for the 2021 fiscal year, in its capacity as responsible substitute for the shareholders reached by the referred tax.

The distribution of dividends is not expected to be subject to the withholding set by articles 74, 97 and 193 of the Argentine Income Tax Law (in line to Decree 824/2019, as amended).

The payment of any such cash dividends will be made through Caja de Valores S.A., which is located at 25 de Mayo 362, Ciudad Autónoma de Buenos Aires, during the hours between 10:00 am to 3:00 pm (Bs. As. Time). Such payments will be made in compliance with Section 95 of the applicable listing rules.

Holders of American Depositary Receipts (“ADRs”) will be paid through the Bank of New York Mellon, which acts as the depositary with respect to such ADRs, in accordance with and on such date as is determined by the applicable rules and regulations of the jurisdiction in which such ADRs are listed (including any such regulations in place regarding the conversion of any portion of such dividend into foreign currency).

Buenos Aires, May 2, 2022.

A. Enrique Pedemonte

Authorized Representative

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com